HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1997 and 1996



Note 12. Management Fees

         The Company entered into a Management Consultant Retainer Agreement with John Howes on October 1, 1972. Since John Howes no longer desires to provide the management consultants services required in the agreement, the Company has agreed that the Management Consultant Retainer Agreement be assigned, transferred and conveyed to Oak Helm Partners who assumed all rights and duties of the Agreement as of August 1, 1991. Oak Helm Partners received management fees of $35,750 for the year ended September 30, 1997 and $39,000 for each of the years ended September 30, 1996 and 1995.

Note 13. Provision for Income Taxes

         Due to loss carry forwards from previous years, a provision for income taxes has not been made. There will be no material effect on the Company upon its adaption of SFAS No. 96, Accounting for Income Taxes.